Exhibit E

Form of Letter from the Company to Stockholders in

Connection with Acceptance of Offers of Tender

Jefferies Credit Partners BDC Inc.

[●], 2026

Dear Stockholder:

Jefferies Credit Partners BDC Inc. (the “Company”) has received your tender of all or some, as the case may be, of your shares of common stock in the Company (the “Shares”). The Company accepts your tender in its entirety, subject to the following sentence. In the event that the amount of Shares collectively tendered by all Stockholders pursuant to the tender offer which commenced on July 1, 2026 (the “Offer”), exceeds the maximum number of Shares which may be purchased by the Company under the terms of the Offer (determined, in accordance with the terms of the Offer, as of July 1, 2026) (the “Maximum Purchasable”), the Company will proportionately reduce the value of each tendering Stockholder’s tender such that no more than the Maximum Purchasable will be purchased by the Company, and the Company accepts your tender as so proportionately reduced.

In respect of the Company’s purchase of all or some, as the case may be, of your Shares (the “Repurchased Shares”), as described above, you are entitled to receive a payment, to be paid in cash, in an amount equal to the value of your Repurchased Shares based on the net asset value of the Company as of June 30, 2026, in accordance with the terms of the Offer.

You remain a Stockholder of the Company with respect to any of the Shares which the Company is not purchasing pursuant to this Offer.

Should you have any questions, please feel free to contact one of our dedicated account representatives at (212) 778-8752 Monday through Friday (except holidays), from 8:00 a.m. to 6:00 p.m., Eastern Time.

Sincerely,

Jefferies Credit Partners BDC Inc.

Enclosure

Note: Jefferies Credit Management LLC does not render advice on tax and tax accounting matters to clients. This material is not intended or written to be used, and it cannot be used, with any taxpayer for the purpose of avoiding penalties which may be imposed on the taxpayer under U.S. federal tax laws. Federal and state tax laws are complex and constantly changing. You should always consult your legal or tax advisor for information concerning your individual situation.

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